Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Rule 4.7B
Appendix 4C - 4th Quarter

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:
PRANA BIOTECHNOLOGY LIMITED

ABN:	Quarter Ended ('Current Quarter')
37 080 699 065	30th June, 2008

Consolidated Statement of Cash Flows

	Cash Flows Related to Operating Activities	Current Quarter $A’000	Year to Date (12 months) $A’000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(446) (5) (1,335) - (375)	(1,580) (41) (8,113) - (1,743)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	113	425
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,048)	(11,052)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

		Current Quarter $A’000	Year to Date (12 months) $A’000
1.8	Net Operating Cash Flows (carried forward)	(2,048)	(11,052)
	Cash Flows Related to Investing Activities	-	-
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - (12)	- - - (37)
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - - 2	- - - - 2
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net Investing Cash Flows	(10)	(35)
1.14	Total Operating and Investing Cash Flows	(2,058)	(11,087)
	Cash Flows Related to Financing Activities
1.15	Proceeds from issues of shares, options, etc.	7,250	15,471
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (Capital Raising Costs)	(24)	(139)
	Net Financing Cash Flows	7,226	15,332
	Net Increase / (Decrease) in Cash Held	5,168	4,245
1.21	Cash at beginning of quarter/year to date	6,087	7,409
1.22	Exchange rate adjustments to item 1.20	(36)	(435)
1.23	Cash at End of Quarter	11,219	11,219

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	143
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions

	Salaries, directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period the following equity was issued:
•  31,250 shares were issued to consultants in lieu of cash payment for services rendered.
•  160,000 options were issued to consultants in lieu of cash payment for services rendered.

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing Facilities Available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount Available $A’000	Amount Used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Quarter $A’000	Previous Quarter $A’000
4.1	Cash on hand and at bank	4,419	4,466
4.2	Deposits at call	6,800	1,621
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: Cash at End of Quarter (item 1.22)	11,219	6,087

Acquisitions and Disposals of Business Entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance Statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign Here:           Date: 31 July 2008

                       Company Secretary
Print Name:   Richard Revelins

The CFO Solution
www.thecfo.com.au
31/07/2008

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2- reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2- itemised disclosure relating to acquisitions
•	9.4- itemised disclosure relating to disposals
•	12.1(a)- policy for classification of cash items
•	12.3- disclosure of restrictions on use of cash
•	13.1- comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.